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                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: Remedy Corporation
                                                     Commission File No. 0-25494

The following is a video script posted on the website of Peregrine Systems, Inc. on June 11, 2001.

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Steve Gardner - Script for  Website Video


I'm delighted to announce that Peregrine has signed a definitive agreement to acquire Remedy. It will unite two organizations that share a surprising number of characteristics and common views, including a fierce commitment to customers, and pride in our technologies and software applications.

This acquisition has been approved by both boards of directors, but it is not final until approved by Remedy's shareholders and regulatory authorities, and other customary closing conditions are met. Nevertheless, let me share our reasons for seeking to acquire Remedy and what it will mean to our customers and Peregrine's vision going forward.

The acquisition will extend Peregrine's depth, scope and reach in serving customers through a combined organization with complementary distribution channels, software applications and development environments.

First - extending the depth of our offerings. Through its AR System, Remedy has a highly flexible and adaptable technology platform allowing customers to customize their applications. In contrast, Peregrine has focused more on developing best practice workflows. With the combined organization, we will offer the best of both worlds to our customers - creating the strongest solution platform in the software industry.

Second - scope. Our combined product lines will span every facet of infrastructure management. Remedy will contribute its IT Service Management - the ITSM
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applications that include Help Desk, Change Management, Service Level
Agreements and Asset Tracking. The acquisition will allow Peregrine to offer the Remedy customers a broader array of Infrastructure Management and Employee Relationship Management solutions.

Third - reach. Remedy has developed effective channels of distribution to serve small to midsize customers. In contrast, Peregrine has been highly successful marketing to enterprise customers - those global organizations with large, complex infrastructures. The acquisition will allow Peregrine to market superior products addressing all aspects of infrastructure management, to both large and small companies alike.

At Peregrine, our mission is to help companies achieve a state of frictionless business. We are committed to eliminating frictional costs in managing infrastructure and empowering employees to do their jobs better. Our solutions are created to help our customers realize cost savings, improve return on invested capital, release funds for revenue-generating activities, and ultimately, achieve improved bottom line results.

Peregrine and Remedy: our combined organizations will allow us to do more for our customers, more effectively, in the years ahead.


                               * * * * * * * * * *

The foregoing video script of Peregrine Systems, Inc. contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of Peregrine. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine as of today's date. Peregrine assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Peregrine or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the
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companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of Remedy into Peregrine's business; timely development, production and acceptance of the products and services contemplated by the proposed acquisition; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of Peregrine and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand their operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of Peregrine's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Peregrine's report on Form 10-K for the fiscal year ended March 31, 2000, quarterly reports on Form 10-Q and current reports on Form 8-K.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on Form S-4 in connection with the merger, and Remedy expects to mail a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus will contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents
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through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.

In addition to the registration statement and the proxy statement/prospectus, Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Remedy, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Remedy stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.